Filed by Novacea, Inc.

Pursuant to Rule 425

under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-6 under

the Securities Exchange Act of 1934, as amended

Subject Company: Novacea, Inc.

Commission File No: 000-51967

This filing relates to the Agreement and Plan of Merger and Reorganization, or the Merger Agreement, dated as of August 29, 2008, by and among Novacea, Inc., or Novacea, Pivot Acquisition, Inc., a Delaware corporation and a wholly owned subsidiary of Novacea, and Transcept Pharmaceuticals, Inc., a Delaware corporation, or Transcept. The Merger Agreement has been filed by Novacea with the SEC on Form 8-K on the date hereof, and is incorporated by reference into this filing.

The following is an email Transcept will send to certain of its investors.

Dear Stockholder,

Pursuant to the Voting Agreement you have previously executed in connection with the proposed merger between Novacea, Inc., Pivot Acquisition, Inc. and Transcept Pharmaceuticals, Inc., we are asking that you please execute the attached Action by Written Consent of the Stockholders of Transcept Pharmaceuticals, Inc. (the “Action by Written Consent”) and return your signature pages to Michael Gorback via email at mgorback@wsgr.com or via facsimile at (650) 493-6811 no later than 5:00 p.m. (California time) on Friday, September 5, 2008, so that such executed Action by Written Consent may be delivered to Novacea by Monday, September 8, 2008, as required pursuant to section 5.2(a) of the definitive Agreement and Plan of Merger and Reorganization by and among the parties identified above.

Cordially,

Michael Gorback

Additional Information about the Merger and Where to Find It

In connection with the merger, Novacea and Transcept intend to file relevant materials with the Securities and Exchange Commission, or the SEC, including a registration statement on Form S-4 that will contain a prospectus and a joint proxy statement. Investors and security holders of Novacea and Transcept are urged to read these materials when they become available because they will contain important information about Novacea, Transcept and the merger. The proxy statement, prospectus and other relevant materials (when they become available), and any other documents filed by Novacea with the SEC, may be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Novacea by directing a written request to: Novacea, Inc., 400

Oyster Blvd., Suite 200, South San Francisco, California 94080, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the merger.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Novacea and its directors and executive officers and Transcept and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Novacea in connection with the proposed transaction. Information regarding the special interests of these directors and executive officers in the merger will be included in the proxy statement/prospectus referred to above. Additional information regarding the directors and executive officers of Novacea is also included in Novacea Annual Report on Form 10-K for the year ended December 31, 2007, which was filed with the SEC on March 17, 2008. This document is available free of charge at the SEC web site (www.sec.gov) and from Investor Relations at Novacea at the address described above.

ACTION BY WRITTEN CONSENT

OF THE STOCKHOLDERS OF

TRANSCEPT PHARMACEUTICALS, INC.

Pursuant to Section 228 of the Delaware General Corporation Law and the Bylaws of Transcept Pharmaceuticals, Inc., a Delaware corporation (the “Company”), the undersigned stockholder of the Company hereby takes the following actions and adopts the following resolutions by written consent.

Approval of Merger, Merger Agreement and Related Matters

WHEREAS: The Company, Novacea, Inc., a Delaware corporation (“Pivot”), and Pivot Acquisition, Inc., a Delaware corporation and wholly-owned subsidiary of Pivot (“Merger Sub”), have entered into an Agreement and Plan of Merger and Reorganization dated as of August 29, 2008 (the “Merger Agreement”) (each capitalized term used but not otherwise defined herein shall have the meaning assigned to such term in the Merger Agreement, a copy of which is attached hereto as Exhibit A).

WHEREAS: The Board of Directors of the Company has deemed the Merger (as defined below) advisable and in the best interests of, and fair to, the Company and its stockholders, and has approved and declared advisable the Merger Agreement.

WHEREAS: Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company and the Company will continue as the surviving corporation and a wholly-owned subsidiary of Pivot (the “Merger”).

WHEREAS: At the Effective Time of the Merger, (i) all shares of the Company’s Common Stock issued and outstanding immediately prior to the Merger, after giving effect to the Preferred Stock Conversion (as defined below), will be canceled, extinguished and automatically converted into the right to receive Common Stock of Pivot as set forth in Section 1.5 of the Agreement, subject to adjustments as more fully set forth in the Merger Agreement, and (ii) and Company’s stock options and warrants will be treated as set forth in the Merger Agreement.

NOW, THEREFORE, BE IT RESOLVED: That the Merger is hereby approved.

RESOLVED FURTHER: That the Merger Agreement and the transactions contemplated thereby, including without limitation the terms and conditions of the Merger as set forth in the Merger Agreement, are hereby approved.

RESOLVED FURTHER: That the officers of the Company be, and each of them hereby is, authorized and empowered to file a Certificate of Merger with the Secretary of State of the State of Delaware in order to effectuate the Merger.

Waiver of Notice Requirements

RESOLVED: That any and all notice requirements applicable to the Merger, the Merger Agreement and any of the transactions contemplated therein contained in the Company’s certificate of incorporation or any contract between the Company and the undersigned stockholder are hereby waived.

Approval of Preferred Conversion

RESOLVED: That the undersigned holders of preferred stock of the Company (the “Preferred Stock”), hereby elect, pursuant to Article V, Section (D)(4) of the Company’s Amended and Restated Certificate of Incorporation (the “Restated Certificate”), to convert all outstanding shares of Preferred Stock into shares of the Company’s common stock at the then effective conversion ratio applicable to such shares of Preferred Stock as provided in the Restated Certificate, effective as of immediately prior to the closing of the Merger (the “Preferred Stock Conversion”).

Omnibus Resolutions

RESOLVED: That the officers of the Company be, and each of them hereby is, authorized and empowered to take any and all such further action, to execute and deliver any and all such further agreements, instruments, documents and certificates and to pay such expenses, in the name and on behalf of the Company or such officer, as any such officer may deem necessary or advisable to effectuate the purposes and intent of the resolutions hereby adopted, the taking of such actions, the execution and delivery of such agreements, instruments, documents and certificates and the payment of such expenses by any such officer to be conclusive evidence of his or her authorization hereunder and approval thereof.

RESOLVED FURTHER: That any and all actions taken by the directors and officers of the Company to carry out the purposes and intent of the foregoing resolutions prior to their adoption are approved, ratified and confirmed.

By execution hereof, the undersigned acknowledges that such stockholder has received the accompanying copies of the provisions of the Delaware General Corporation Law relating to appraisal rights and the California General Corporation Law relating to dissenters’ rights and further acknowledges and agrees that as a result of executing and returning this Action by Written Consent of the Stockholders (i) the undersigned hereby waives and loses any right to dissent from, exercise, perfect or receive appraisal rights in connection with the proposed Merger pursuant to either the Delaware General Corporation Law or the California General Corporation Law (as applicable) and (ii) the approval of the resolutions and waiver of dissenters’ rights and appraisal rights set forth in this Action by Written Consent of the Stockholders is irrevocable by such stockholder.

(signature page follows)

This action by written consent shall be effective as of the date the Company receives the requisite consent of the Company’s stockholders. By executing this action by written consent, each undersigned stockholder is giving written consent with respect to all shares of the Company’s capital stock held by such stockholder in favor of the above resolutions. This action by written consent may be executed in any number of counterparts, each of which shall constitute an original and all of which together shall constitute one action. Any copy, facsimile or other reliable reproduction of this action by written consent may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction is a complete reproduction of the entire original writing. This action by written consent shall be filed with the minutes of the proceedings of the stockholders of the Company.

Date: September             , 2008

By:
Name:
Title:
Date:

[Signature Page to Transcept Pharmaceuticals Stockholder Consent re Merger]

EXHIBIT A

MERGER AGREEMENT

(THE MERGER AGREEMENT HAS BEEN FILED BY NOVACEA WITH THE SEC ON FORM 8-K ON THE DATE HEREOF, AND IS INCORPORATED BY REFERENCE INTO THIS FILING.)